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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4 TO SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

CRUZAN INTERNATIONAL, INC.

(Name of Issuer)

Cruzan International, Inc.
The Absolut Spirits Company, Incorporated
V&S Vin & Sprit AB (publ)
Cruzan Acquisition, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share
(Title of Class of Securities)

889050100
(CUSIP Number of Class of Securities)

Ezra Shashoua Chief Financial Officer Cruzan International, Inc. 222 Lakeview Avenue Suite 1500 West Palm Beach, Florida 33401 (561) 655-8977	Lisa Derman General Counsel The Absolut Spirits Company, Incorporated 1370 Avenue of the Americas New York, New York 10019 (212) 641-8700
Mikael Spängberg Sr. Vice President-Legal Affairs V&S Vin & Sprit AB (publ) 117 97 Stockholm, Sweden +46 8 744 70 00	Michael Misiorski President Cruzan Acquisition, Inc. 1370 Avenue of the Americas New York, New York 10019 (212) 641-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

This Statement is filed in connection with:

  a.

    ☒
    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

  b.

    ☐
    The filing of a registration statement under the Securities Act of 1933.

  c.

    ☐
    A tender offer.

  d.

    ☐
    None of the above.

  Check the following box if the soliciting material or information statement referred to in checking box (a) are preliminary copies:    ☐

  Check the following box if the filing is a final amendment reporting the results of the transaction:    ☒

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,541.89

Form or Registration No.: Schedule 14A

Filing Party: Cruzan International, Inc.

Date Filed: February 8, 2006

Introduction

        This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Final Amendment") is being filed with the Securities and Exchange Commission (the "Commission") by (1) Cruzan International, Inc., a Delaware corporation (the "Company"), the issuer of common stock, par value $.01 ("Company Common Stock"), which is subject to a Rule 13e-3 transaction, (2) The Absolut Spirits Company, Incorporated, a Delaware corporation ("Absolut"), (3) V&S Vin & Sprit AB (publ), an entity existing under the laws of Sweden ("V&S") and (4) Cruzan Acquisition, Inc., a Delaware corporation (collectively, the "Filing Persons"). Pursuant to the Agreement and Plan of Merger, dated as of September 30, 2005 (the "Merger Agreement"), by and among the Company, Absolut and Cruzan Acquisition, Inc., a wholly-owned subsidiary of Absolut, Cruzan Acquisition, Inc. will merge with and into the Company, and the Company will continue as the surviving corporation (the "Merger").

        This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the Rule 13e-3 transaction. Except as set forth in this Final Amendment, all information in Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, filed on February 15, 2006, remains unchanged.

        On March 17, 2006, at the special meeting of the Company's stockholders 95.9% of the Company's stockholders, including 88.5% of the Company's unaffiliated stockholders, approved the Merger and approved and adopted the Merger Agreement.

        On March 22, 2006, pursuant to the terms of the Merger Agreement, the Company and Cruzan Acquisition, Inc. filed a certificate of merger with the Delaware Secretary of State. The merger became effective as of 1:00 p.m., Eastern Standard Time, on March 22, 2006. As a result of the Merger, the Company is now a wholly-owned subsidiary of Absolut. In connection with the Merger, the Company Common Stock was delisted from the American Stock Exchange as of the close of business on March 22, 2006 and is no longer publicly traded.

        On March 22, 2006, the Company also filed a certification on Form 15, pursuant to Rule 12g-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to provide notice of termination of registration of the Company's Common Stock and to immediately suspend all reporting requirements under Sections 13 and 15(d) of the Exchange Act.

SIGNATURE

After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

CRUZAN INTERNATIONAL, INC.
/s/ JAY S. MALTBY

Jay S. Maltby, President

CRUZAN ACQUISITION, INC.
/s/ MICHAEL MISIORSKI

Michael Misiorski, President

THE ABSOLUT SPIRITS COMPANY, INCORPORATED
/s/ MICHAEL MISIORSKI

Michael Misiorski, Chief Financial Officer

V&S VIN & SPRIT AB (PUBL)
/s/ BENGT BARON

Bengt Baron, President and Chief Executive Officer

Date:	March 22, 2006

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SIGNATURE